Registration No. 333-113515

As filed with the Securities and Exchange Commission on May 5, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549
AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE PROCTER & GAMBLE COMPANY

(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	31-0411980 (I.R.S. Employer Identification No.)

One Procter & Gamble Plaza, Cincinnati, Ohio 45202
(513) 983-1100
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Chris B. Walther, Assistant Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza, Cincinnati, Ohio 45202
(513) 983-8469
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Joseph A. Stegbauer, Esq. The Procter & Gamble Company One Procter & Gamble Plaza Cincinnati, Ohio 45202 (513) 983-2810	Valerie Ford Jacob, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of proposed commencement of sales to the public: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

Calculation of Registration Fee

Title of each		Proposed Maximum	Proposed Maximum	Amount of
Class of Securities	Amount to be	Offering Price per	Aggregate Offering	Registration
to be Registered	Registered (1)	Unit (2)	Price (2)	Fee (3)

Debt Securities and Warrants	$7,000,000,000	100%	$7,000,000,000	$886,900

(1)	Such amount represents the issue price of any Warrants and the issue price rather than the principal amount of any Debt Securities issued at an original discount. If any Debt Securities are issued at an original discount, then the offering price shall be in such greater principal amount as shall result in a total maximum aggregate offering price not to exceed $7,000,000,000, less the dollar amount of any securities previously issued hereunder. Any offering of Debt Securities denominated other than in U.S. dollars will be treated as the equivalent in U.S. dollars based on the official exchange rate applicable to the purchase of the Debt Securities from the Registrant.

(2)	Estimated solely for the purpose of calculating the registration fee.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement contains a combined prospectus that also relates to Registration Statement No. 333-84232 on Form S-3 previously filed by the Registrant on March 13, 2002 and declared effective on March 25, 2002.

     The information in this prospectus is not complete and may be changed. We may not sell those securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the sale is not permitted.

Subject To Completion, Dated May ___, 2004

Prospectus

THE PROCTER & GAMBLE COMPANY

By this prospectus, we may offer -

Debt Securities
Warrants

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. We may, from time to time, sell in one or more offerings pursuant to this prospectus up to a total dollar amount of $8,558,000,000 of any combination of our debt securities and warrants.

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May ___, 2004

     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $8,558,000,000 of any combination of our debt securities and warrants.

     This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

     You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

     In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

The Company

- “Procter & Gamble,” the “Company,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries;

- “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

- “dollars,” “$” and “U.S.$” are to United States dollars.

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

     Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

•	Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, Febreze and Swiffer.

•	Baby and Family Care includes diapers, wipes, tissue and towels. Representative brands include Pampers, Luvs, Charmin and Bounty.

•	Beauty Care includes hair care, hair colorants, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Olay, Zest, Cover Girl, Secret, Old Spice, Tampax, Always and Whisper.

•	Snacks and Beverages includes coffee, snacks, commercial services and juice. Representative brands include Folgers, Millstone, Pringles and Sunny Delight.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

     In the most recent fiscal year ended June 30, 2003, the Fabric and Home Care segment accounted for 29% of total sales and Beauty Care accounted for 28% of total sales. Baby and Family Care accounted for 23%, Health Care accounted for 13% and Snacks and Beverages accounted for 7% of total sales.

     In the United States, as of June 30, 2003, the Company owned and operated 35 manufacturing facilities and leased and operated 2 manufacturing facilities. These facilities were located in 21 different states. In addition, the Company owned and operated 83 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produced products for multiple business segments. Fabric and Home Care products were produced at 45 of these locations; Baby and Family Care products at 32; Health Care products at 25; Beauty Care products at 39; and Snacks and Beverages products at 11.

     Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

Recent Developments

     In March, 2003, the Company entered into an agreement to acquire a controlling interest in Wella AG from the majority shareholders and, in June, 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares. On September 2, 2003, the Company completed the previously announced purchase of the shares of Wella AG held by the majority shareholders. On September 10, 2003, the Company purchased the shares secured through the tender offer. As a result of these purchases, the Company acquired approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares) for a total purchase price of 4.67 billion Euros, excluding acquisition costs (approximately $5.1 billion based on actual exchange rates on the date of the transaction. The acquisition was financed by a mixture of available cash balances and debt. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

Summary Consolidated
Financial Information

     The summary consolidated financial information for the years ended June 30, 2003 and 2002 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. The summary consolidated financial information for the years ended June 30, 2001 and 2000 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The summary consolidated financial information for the year ended June 30, 1999 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. All information is reported in U.S. dollars.

	Years Ended June 30,
	1999	2000	2001	2002	2003
	(Amounts in Millions Except Per Share Amounts)
NET SALES	$38,125	$39,951	$39,244	$40,238	$43,377
Cost of products sold	21,027	21,514	22,102	20,989	22,141
Marketing, research, administrative and other expenses	10,845	12,483	12,406	12,571	13,383

OPERATING INCOME	6,253	5,954	4,736	6,678	7,853
Interest expense	650	722	794	603	561
Other income, net	235	304	674	308	238

EARNINGS BEFORE INCOME TAXES	5,838	5,536	4,616	6,383	7,530
Income taxes	2,075	1,994	1,694	2,031	2,344

NET EARNINGS	3,763	3,542	2,922	4,352	5,186

PER COMMON SHARE:
Basic net earnings	$2.75	$2.61	$2.15	$3.26	$3.90
Diluted net earnings	$2.59	$2.47	$2.07	$3.09	$3.69
AVERAGE SHARES OUTSTANDING:
Basic	1,328.1	1,313.2	1,300.3	1,297.4	1,296.6
Diluted	1,446.8	1,427.2	1,405.6	1,404.9	1,401.3
RATIO OF EARNINGS TO FIXED CHARGES (1)(2)	8.8	7.1	6.2	10.4	12.8
WORKING CAPITAL (3)	$597	$5	$1,043	($538)	$2,862
TOTAL ASSETS	32,192	34,366	34,387	40,776	43,706
LONG-TERM DEBT	6,265	9,012	9,792	11,201	11,475
SHAREHOLDERS’ EQUITY	12,058	12,287	12,010	13,706	16,186

(1)   Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

(2)   The ratio of earnings to fixed charges for the six months ended December 31, 2003 was 16.5.

(3)   Working capital is defined as current assets less current liabilities.

Results of Operations:    Year Ended June 30, 2003 Compared to the Year Ended June 30, 2002

FINANCIAL REVIEW

RESULTS OF OPERATIONS

     This financial report for the Company’s fiscal year ended June 30, 2003 has been derived from our Annual Report to shareholders for the Company’s fiscal year ended June 30, 2003.

     The Company markets nearly 300 products in more than 160 countries around the world in five distinct business segments: Fabric and Home Care, Beauty Care, Baby and Family Care, Health Care and Snacks and Beverages.

     The Company’s results for the fiscal year ended June 30, 2003 reflect broad-based business strength, with four of the five segments delivering top-line sales growth and all five business segments delivering profit growth.

     The Company continues to make clear choices about where to play and how to win. The framework for these decisions is grounded in focus areas that include: building core categories and leading brands, growing with leading customers and in the biggest geographic markets, investing in faster-growing, higher margin businesses and building leadership in fast-growing developing markets.

     Consistent with this framework, in March 2003 the Company reached an agreement with the controlling shareholders of Wella AG to acquire 77.6% of the voting class shares. In June 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares, securing approximately 81% of the total outstanding Wella AG shares (99% of the voting class shares and 45% of the preference shares). This acquisition closed in the first quarter of fiscal 2004. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

     This framework also requires some difficult decisions, including the Company’s announcement in July 2003 to seek strategic alternatives for its Sunny Delight and Punica juice drink brands. Another example is the Company’s continuing evaluation of outsourcing arrangements in areas where the Company can leverage industry expertise and scale to obtain high quality services at a lower cost. The Company has announced plans to outsource real estate and facilities management, information technology and certain other administrative and manufacturing processes.

VOLUME AND NET SALES

     The Company achieved record sales of $43.38 billion in 2003, exceeding 2002 sales by $3.14 billion, or 8%. Volume growth of 8% was broad-based, with particular strength in Fabric and Home Care, Beauty Care and Health Care. In fact, 19 of the Company’s top 20 brands increased volume as compared to the prior year. Excluding the impacts of acquisitions and divestitures, volume was also up 8%, as the impact of the Clairol acquisition in November 2001 was offset by the impact of the Jif and Crisco spin-off in May 2002. Net sales included a favorable foreign exchange impact of 2%, as the strength of the Euro was partially offset by weakness in certain Latin American currencies. The foreign exchange impact was offset by pricing of 2% to stimulate growth and remain competitive in key categories, including the diapers, tissue, hair care, feminine care, teeth whitening and coffee. Future pricing activities will be aimed at providing value to both consumers and customers and will be influenced by competitive activity and the Company’s product initiative program.

     Fiscal year 2002 sales were $40.24 billion, an increase of 3%, compared to $39.24 billion in 2001, on volume growth of 7% driven by Health Care and Beauty Care. Net sales grew less than volume due to a 1% impact for exchange effects, a 1% impact for pricing and a 2% impact for mix.

NET EARNINGS

     Net earnings were $5.19 billion in 2003, an increase of 19% compared to $4.35 billion in 2002. Reported results included after-tax restructuring charges of $538 million in 2003 and $706 million in 2002. Increased earnings were driven by volume growth, the shift in mix to higher profit products in the Health Care and Beauty Care segments, lower restructuring costs and lower manufacturing costs as a percentage of net sales. Net earnings in 2001 were $2.92 billion, including after-tax restructuring charges of $1.48 billion. Net earnings in 2002 exceeded 2001 due to volume growth, manufacturing savings and lower restructuring charges. The restructuring program covered enrollment reductions, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives and was substantially complete at June 30, 2003. It is discussed in more detail in the Restructuring Program section and Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

     Diluted net earnings per share were $3.69 in 2003 compared to $3.09 in 2002 and $2.07 in 2001, including the restructuring charge impact of $0.39, $0.50 and $1.05 per share, respectively.

OPERATING COSTS

     Cost of products sold was $22.14 billion in 2003 compared to $20.99 billion in 2002 and $22.10 billion in 2001. Before-tax restructuring charges included in cost of products sold were $381 million in 2003, $508 million in 2002 and $1.14 billion in 2001. Gross margin in 2003 improved to 49.0%, an increase of 120 basis points versus the previous year. Lower restructuring costs accounted for 40 basis points of the improvement with the remainder achieved behind lower material costs and the benefits of restructuring and base business savings delivered outside the restructuring program. Gross margin of 47.8% in 2002 improved versus 43.7% in 2001, which was more significantly impacted by restructuring charges.

     Marketing, research, administrative and other expense (MRA&O) was $13.38 billion in 2003 versus $12.57 billion in 2002 and $12.41 billion in 2001. MRA&O included before-tax restructuring charges of $374 million in 2003, $519 million in 2002 and $583 million in 2001. The increase in MRA&O in 2003 versus 2002 was driven by additional marketing investments behind new product launches and expansions of existing brands, including Tide with Bleach, Swiffer Duster, Crest Whitestrips and Olay Regenerist. Marketing investments were partially offset by lower research and administrative costs, reflecting savings from the Company’s restructuring program.

     As a percent of net sales, MRA&O has improved with 2003 down 30 basis points to 30.9%. Marketing expenses as a percentage of net sales increased 75 basis points due to the marketing investments discussed in the preceding paragraph as well as other product launches and brand equity building activities. This was more than offset by lower research and administrative expenses as a percentage of net sales due to scale efficiencies and lower restructuring costs. MRA&O was 31.2% of net sales in 2002 versus 31.6% in 2001, with higher marketing investments more than offset by lower restructuring costs.

NON-OPERATING ITEMS

     Interest expense was $561 million in 2003, compared to $603 million in 2002 and $794 million in 2001. The decline in interest expense in 2003 was driven by lower interest rates and debt balances. The decline in 2002 versus 2001 was driven by lower interest rates partially offset by an increase in debt to fund the Clairol acquisition in November 2001.

     Other non-operating income, which consists primarily of interest and investment income and divestitures, contributed $238 million in 2003 compared to $308 million in 2002 and $674 million in 2001. This decline was driven by significantly lower gains from divestitures and asset sales in 2003 and 2002 versus 2001, as the Company’s activity to divest non-strategic brands declined.

     The Company’s effective tax rate for 2003 was 31.1%, a reduction of 70 basis points compared to the 2002 rate of 31.8%. The effective tax rate for 2001 was 36.7%. The decline in the current year was driven primarily by the country mix impact of foreign operations, as earnings increased in countries with lower overall tax rates. The declining rate since 2001 also reflected the impact of lower restructuring charges and amortization of goodwill and indefinite-lived intangibles prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”

NET EARNINGS MARGINS

     Net earnings margin was 12.0% in 2003 versus 10.8% in 2002 and 7.4% in 2001. The margin increase in 2003 was primarily driven by higher volume, lower unit cost of products sold due to lower materials costs, the benefits of restructuring, as well as base business savings, and a reduction in restructuring charges. In 2002, the margin increase reflected a reduction in restructuring charges, the benefit of base and restructuring cost savings projects on both manufacturing and overhead costs and the benefits of lower interest expense.

FINANCIAL CONDITION

     The Company’s financial condition remains solid, particularly as demonstrated by cash flow generation. One of the Company’s key focus areas is cash management, including capital spending targets, to achieve superior shareholder return.

Cash

     Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions. The overall cash position of the Company reflects a global strategy to optimize cash management while considering offshore funding needs, liquidity management objectives and other economic considerations.

     The Company continues to generate strong operating cash flow. In 2003, operating cash flow was $8.70 billion, up $958 million from $7.74 billion in 2002. The increase in 2003 was primarily driven by higher earnings. Changes in working capital also contributed, primarily behind an increase in current liabilities. Operating cash flow in 2002 was up $1.94 billion from $5.80 billion in 2001, driven by higher earnings and an increase in taxes payable, partially offset by lower depreciation and amortization charges.

     Operating cash flow less capital spending, or free cash flow, was $7.22 billion for 2003, a 19% increase over the prior year. The majority of the year-over-year improvement was driven by increased earnings with lower capital spending also contributing. Free cash flow was $6.06 billion in 2002 and $3.32 billion in 2001.

     Net cash used for acquisitions in 2003 was $61 million. This compares to $5.47 billion in cash used in 2002, primarily for the Clairol acquisition, and $138 million in 2001. The acquisition of Wella AG, which occurred subsequent to the 2003 fiscal year, was funded using a combination of debt and available cash balances.

     Proceeds from the divestiture of certain non-strategic brands and other asset sales generated $143 million in cash flow in the current year, compared to the $227 million generated in 2002. Divestitures in both years reflect historical levels, but represent a significant decline when compared to the $788 million generated in 2001, during the Company’s program to divest minor brands.

     The Company maintains a share repurchase program and annually authorizes the purchase of shares of Company stock on the open market. A primary purpose of the program is to mitigate the dilutive impact of stock option grants, effectively prefunding the exercise obligation. Additionally, there is a discretionary component under which the Company may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.24 billion, reflecting a return to historical levels, compared to $568 million in 2002 and $1.25 billion in 2001. The decline in 2002 was primarily due to cash requirements associated with the Clairol acquisition.

     Common share dividends grew 8% to $1.64 per share in 2003 versus $1.52 in 2002 and $1.40 in 2001. The annual dividend rate will increase 11% to $1.82 per common share in 2004, marking the 48th consecutive fiscal year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $2.25 billion, $2.10 billion and $1.94 billion in 2003, 2002 and 2001, respectively.

     Total debt decreased from $14.93 billion in 2002 to $13.65 billion in 2003, a reduction of $1.28 billion. Total debt in 2001 was $12.02 billion. The decrease in 2003 was primarily due to the utilization of cash flow from operations to pay down existing balances. The increase in debt in 2002 was primarily driven by the Clairol acquisition.

     Due to strong credit ratings, the Company is able to issue commercial paper at favorable rates and to readily access general bank financing. The Company’s Standard & Poor’s (S&P) and Moody’s short-term credit ratings are A-1+ and P-1, respectively.

Capital Spending

     Capital spending efficiency continues to be a focus area for the Company. Total capital spending in 2003 was $1.48 billion, a decrease of $197 million compared to 2002 spending of $1.68 billion. Capital spending in 2001 was $2.49 billion. Capital spending in 2003 as a percentage of net sales was 3.4%, the lowest level in over a decade. Capital spending was 4.2% and 6.3% of net sales in 2002 and 2001, respectively. This is a result of the systemic interventions the Company has made to improve capital spending efficiencies and asset utilization and is primarily the result of lower spending in Baby and Family Care. On an ongoing basis, while there may be exceptional years when specific business circumstances, such as capacity additions, may lead to higher spending, the Company’s goal is to maintain capital spending at about 4% of net sales.

Guarantees and Other Off-Balance Sheet Arrangements

     The Company does not have guarantees or other off-balance sheet financing arrangements that the Company believes could have a material impact on financial condition or liquidity.

Purchase Commitments

     The Company has purchase commitments for materials, supplies, services and fixed assets as part of the normal course of business. Due to the proprietary nature of many of the Company’s materials and processes, certain supply contracts contain penalty provisions for either early termination or failure to purchase contracted quantities. The Company does not expect potential payments under these provisions to materially affect results of operations or financial condition. This conclusion is made based upon reasonably likely outcomes assumed by reference to historical experience and current business plans.

Liquidity

     As discussed previously, the Company’s primary source of liquidity is cash generated from operations. Additionally, the Company is able to support its short-term liquidity, if necessary, through agreements with a diverse group of creditworthy financial institutions. The Company has never drawn on these facilities and does not intend to do so in the foreseeable future. However, should the facilities be needed, when combined with cash on hand, the Company believes they would provide sufficient credit funding to meet any short-term financing requirements. The Company does not have other commitments or related party transactions that are considered material to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Forward-Looking Statements

     All statements, other than statements of historical fact included in this Prospectus, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this presentation, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions (including Wella) and completing planned divestitures (including the potential divestiture of the company’s juice business), (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including successful completion of the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty due to terrorist activities; and (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products. If the company’s assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of these key factors, then the company’s actual results might differ materially from the forward-looking statements made herein. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Use of Proceeds

     Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

Description of Debt Securities

     This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

     We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

     The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

     Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering.

     This information will include some or all of the following terms of the debt securities of the series:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest, if any, will be payable and the regular record dates for interest payments;

•	any mandatory or optional sinking fund or similar provisions;

•	any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

•	the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

•	the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

•	provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

•	if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

•	the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

•	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

•	if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

•	any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

     Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 1 Bank One Plaza, Suite IL1-0823 Chicago, Illinois 60670. At our option, however, payment of interest may be made by:

•	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

•	any similar manner that the holder may designate in writing to the trustee; or

•	check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

     Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

     Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

     Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units”. Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

     The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

     In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under “—Definitions Applicable to Covenants.”

Restrictions on Secured Debt

     If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries’ Consolidated Net Tangible Assets.

     In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

(1)	Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

(2)	Mortgages in favor of us or a Domestic Subsidiary;

(3)	Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

(4)	Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

(5)	any extension, renewal or refunding of any Mortgage referred to in the immediately preceding clauses (1) through (4), inclusive. (Section 1004)

     The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

Restrictions on Sales and Leasebacks

     Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior to the transaction, unless

•	we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

•	we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

     This restriction will not apply to any sale and leaseback transaction

•	between us and a Domestic Subsidiary,

•	between Domestic Subsidiaries or

•	involving the taking back of a lease for a period of less than three years. (Section 1005)

Definitions Applicable to Covenants

     The term “Attributable Debt” means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

     The term “Consolidated Net Tangible Assets” means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries’ most recent balance sheet and computed in accordance with generally accepted accounting principles.

     The term “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

     The term “Domestic Subsidiary” means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries’ operations outside the United States.

     The term “Funded Debt” means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

     The term “Mortgage” means pledges, mortgages and other liens.

     The term “Principal Domestic Manufacturing Property” means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of 3/4 of 1% of Consolidated Net Tangible Assets. However, the term “Principal Domestic Manufacturing Property” does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Section 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

     Events of Default

     Any one of the following are events of default under the indenture with respect to debt securities of any series:

(1)	our failure to pay principal of or premium, if any, on any debt security of that series when due;

(2)	our failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3)	our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(4)	our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

(5)	certain events involving bankruptcy, insolvency or reorganization; and

(6)	any other event of default provided with respect to debt securities of that series. (Section 501)

     If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled “Modification and Waiver”.

     A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

     During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

     We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

     The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

     Defeasance and Discharge

     We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

     If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

•	the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

•	our obligation to register the transfer or exchange of debt securities of the series,

•	our obligation to replace stolen, lost or mutilated debt securities of the series,

•	our obligation to maintain paying agencies,

•	our obligation to hold monies for payment in trust and

•	the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

     We may defease a series of debt securities only if, among other things:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

•	we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section 403)

Defeasance of Covenants and Events of Default

     We may omit to comply with the covenants described above under “Restrictions on Secured Debt” (Section 1004) and “Restrictions on Sales and Leasebacks” (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

     We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

•	the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

•	the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

     If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under “Events of Default”, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

     Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

     However, the consent of the holder of each debt security affected will be required for any modification or amendment that

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

•	reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

•	reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

•	changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

•	impairs the right to institute suit for the enforcement of any payment on any debt security, or

•	reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

     Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

•	evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

•	add to the covenants for the benefit of the holders,

•	add additional events of default,

•	permit or facilitate the issuance of securities in bearer form or uncertificated form,

•	add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

•	secure the securities as required by “Restrictions on Secured Debt,”

•	establish the form or terms of securities of any series,

•	evidence the appointment of a successor trustee, or

•	cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

     The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

     The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

•	a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

•	a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

Consolidation, Merger and Sale of Assets

     If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

•	consolidate or merge with or into another entity, or

•	transfer or lease our assets as an entirety to another entity.

We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

•	the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

•	after giving effect to the transaction no event of default would have happened and be continuing, and

•	various other conditions are met. (Article Eight)

Regarding the Trustee

     J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, is the trustee under the indenture. J.P. Morgan Trust Company is also a depositary of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

Description of Warrants

     This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

     We may issue the following types of warrants:

•	warrants for the purchase of debt securities,

•	warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

•	warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

•	warrants to buy or sell units of a stock index or stock basket and

•	warrants to buy and sell a commodity or a commodity index.

     We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

     Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

     We have filed a copy of the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

     The prospectus supplement will describe the following terms of the offered warrants:

•	the offering price;

•	the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	whether the warrant certificates will be issuable in definitive registered form or global form or both;

•	federal income tax consequences;

•	whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or another index or reference as described in the prospectus supplement; and

•	any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

Warrants to Purchase Debt Securities

     If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

•	the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

•	the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

•	the date on and after which the offered warrants and the related debt securities will be separately transferable; and

•	the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

     If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

•	the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

•	whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

     If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

•	the terms of the offered warrants,

•	the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

     If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

•	the terms of the offered warrants,

•	the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates and

•	the national securities exchange on which the warrants will be listed.

Warrant Certificates

     Warrant certificates may be exchanged for new warrant certificates of different denominations, may if in registered form be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

     Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

     As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

•	to purchase the principal amount of debt securities at the exercise price,

•	to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price or

•	to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

     Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

     If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

•	the properly completed and duly executed warrant certificate and

•	payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

     Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

Plan of Distribution

General

     We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

     A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price of the securities from us,

•	the net proceeds to us from the sale of the securities,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any initial public offering price and

•	any discounts or concessions allowed or reallowed or paid to dealers.

     The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

     In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

     We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

     Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

     We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

     The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

     If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

     We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Legal Opinions

     The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Chris B. Walther, Assistant Secretary or any Counsel, Senior Counsel or Associate General Counsel of the Company, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson LLP or other counsel for the underwriters. Mr. Walther or other counsel for the Company may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP or other counsel for the underwriters. Fried, Frank, Harris, Shriver & Jacobson LLP or other counsel for the underwriters may rely as to matters of Ohio law upon the opinion of Mr. Walther or other counsel for the Company. Fried, Frank, Harris, Shriver & Jacobson LLP performs legal services for us from time to time.

Experts

     The financial statements incorporated in this prospectus by reference from The Procter and Gamble Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following public reference room of the SEC:

450 Fifth Street, N.W.
Washington, DC 20549

Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

     In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     The SEC allows us to “incorporate by reference” into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for our fiscal year ended June 30, 2003; and

•	Our Quarterly reports on Form 10-Q for the periods ended September 30, 2003 and December 31, 2003.

     In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (k) and (l) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated. Furthermore, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the date of effectiveness of the registration statement are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

The Procter & Gamble Company
Attn: Linda D. Rohrer, Assistant Secretary
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

     You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following is an itemized statement of estimated expenses (other than underwriting discounts and commissions) to be incurred in connection with the sale of the Debt Securities and Warrants:

Securities and Exchange Commission registration fee (actual)	$886,900
Printing and engraving expenses	500,000
Accounting fees and expenses	500,000
Legal fees and expenses	100,000
Blue Sky and legal investment fees and expenses	35,000
Fees and expenses of Trustee	200,000
Rating agency fees	1,800,000
Miscellaneous	50,000

Total	$4,071,900

Item 15. Indemnification of Directors and Officers.

     Section 1701.13(E) of the Ohio Revised Code provides as follows:

     (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

     (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

     (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

     (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

     (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

     (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

     (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

     (c) By the shareholders;

     (d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

     Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

     (5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

     (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

     (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

     (b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

     (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

     (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and

(7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

     (9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

     Section 1701.13(F)(7) of the Ohio Revised Code provides as follows:

     (F) In carrying out the purposes stated in its articles and subject to limitations prescribed by law or in its articles, a corporation may:

     (7) Resist a change or potential change in control of the corporation if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interests of the corporation:

     (a) Upon consideration of the interests of the corporation’s shareholders and any of the matters set forth in division (E) of section 1701.59 of the Revised Code; or

     (b) Because the amount or nature of the indebtedness and other obligations to which the corporation or any successor or the property of either may become subject in connection with the change or potential change in control provides reasonable grounds to believe that, within a reasonable period of time, any of the following would apply:

     (i) The assets of the corporation or any successor would be or become less than its liabilities plus its stated capital, if any;

     (ii) The corporation or any successor would be or become insolvent;

     (iii) Any voluntary or involuntary proceeding under the federal bankruptcy laws concerning the corporation or any successor would be commenced by any person.

     Section 1701.59 of the Ohio Revised Code provides as follows:

     (A) Except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors. For their own government, the directors may adopt bylaws that are not inconsistent with the articles or the regulations. The selection of a time frame for the achievement of corporate goals shall be the responsibility of the directors.

     (B) A director shall perform his duties as a director, including his duties as a member of any committee of the directors upon which he may serve, in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by:

     (1) One or more directors, officers, or employees of the corporation who the director reasonably believes are reliable and competent in the matters prepared or presented;

     (2) Counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person’s professional or expert competence;

     (3) A committee of the directors upon which he does not serve, duly established in accordance with a provision of the articles or the regulations, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     (C) For purposes of division (B) of this section:

     (1) A director shall not be found to have violated his duties under division (B) of this section unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against a director, including actions involving or affecting any of the following:

     (a) A change or potential change in control of the corporation, including a determination to resist a change or potential change in control made pursuant to division (F)(7) of section 1701.13 of the Revised Code;

     (b) A termination or potential termination of his service to the corporation as a director;

     (c) His service in any other position or relationship with the corporation.

     (2) A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause reliance on information, opinions, reports, or statements that are prepared or presented by the persons described in divisions (B)(1) to (3) of this section to be unwarranted.

     (3) Nothing contained in this division limits relief available under section 1701.60 of the Revised Code.

     (D) A director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. Nothing contained in this division affects the liability of directors under section 1701.95 of the Revised Code or limits relief available under section 1701.60 of the Revised Code. This division does not apply if, and only to the extent that, at the time of a director’s act or omission that is the subject of complaint, the articles or the regulations of the corporation state by specific reference to this division that the provisions of this division do not apply to the corporation.

     (E) For purposes of this section, a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation’s shareholders and, in his discretion, may consider any of the following:

     (1) The interests of the corporation’s employees, suppliers, creditors, and customers;

     (2) The economy of the state and nation;

     (3) Community and societal considerations;

     (4) The long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     (F) Nothing contained in division (C) or (D) of this section affects the duties of either of the following:

     (1) A director who acts in any capacity other than his capacity as a director;

     (2) A director of a corporation that does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, who votes for or assents to any action taken by the directors of the corporation that, in connection with a change in control of the corporation, directly results in the holder or holders of a majority of the outstanding shares of the corporation receiving a greater consideration for their shares than other shareholders.

     Section 1701.95 of the Ohio Revised Code provides as follows:

     (A)(1) In addition to any other liabilities imposed by law upon directors of a corporation and except as provided in division (B) of this section, directors shall be jointly and severally liable to the corporation as provided in division (A)(2) of this section if they vote for or assent to any of the following:

     (a) The payment of a dividend or distribution, the making of a distribution of assets to shareholders, or the purchase or redemption of the corporation’s own shares, contrary to law or the articles;

     (b) A distribution of assets to shareholders during the winding up of the affairs of the corporation, on dissolution or otherwise, without the payment of all known obligations of the corporation or without making adequate provision for their payment;

     (c) The making of a loan, other than in the usual course of business, to an officer, director, or shareholder of the corporation, other than in either of the following cases:

     (i) In the case of a savings and loan association or of a corporation engaged in banking or in the making of loans generally;

     (ii) At the time of the making of the loan, a majority of the disinterested directors of the corporation voted for the loan and, taking into account the terms and provisions of the loan and other relevant factors, determined that the making of the loan could reasonably be expected to benefit the corporation.

     (2)(a) In cases under division (A)(1)(a) of this section, directors shall be jointly and severally liable up to the amount of the dividend, distribution, or other payment, in excess of the amount that could have been paid or distributed without violation of law or the articles but not in excess of the amount that would inure to the benefit of the creditors of the corporation if it was insolvent at the time of the payment or distribution or there was reasonable ground to believe that by that action it would be rendered insolvent, plus the amount that was paid or distributed to holders of shares of any class in violation of the rights of holders of shares of any other class.

     (b) In cases under division (A)(1)(b) of this section, directors shall be jointly and severally liable to the extent that the obligations of the corporation that are not otherwise barred by statute are not paid or for the payment of which adequate provision has not been made.

     (c) In cases under division (A)(1)(c) of this section, directors shall be jointly and severally liable for the amount of the loan with interest on it at the rate specified in division (A) of section 1343.03 of the Revised Code until the amount has been paid.

     (B)(1) A director is not liable under division (A)(1)(a) or (b) of this section if, in determining the amount available for any dividend, purchase, redemption, or distribution to shareholders, the director in good faith relied on a financial statement of the corporation prepared by an officer or employee of the corporation in charge of its accounts or certified by a public accountant or firm of public accountants, the director in good faith considered the assets to be of their book value, or the director followed what the director believed to be sound accounting and business practice.

     (2) A director is not liable under division (A)(1)(c) of this section for making any loan to, or guaranteeing any loan to or other obligation of, an employee stock ownership plan, as defined in section 4975(e)(7) of the Internal Revenue Code.

     (C) A director who is present at a meeting of the directors or a committee of the directors at which action on any matter is authorized or taken and who has not voted for or against the action shall be presumed to have voted for the action unless that director’s written dissent from the action is filed, either during the meeting or within a reasonable time after the adjournment of the meeting, with the person acting as secretary of the meeting or with the secretary of the corporation.

     (D) A shareholder who knowingly receives any dividend, distribution, or payment made contrary to law or the articles shall be liable to the corporation for the amount received by that shareholder that is in excess of the amount that could have been paid or distributed without violation of law or the articles.

     (E) A director against whom a claim is asserted under or pursuant to this section and who is held liable on the claim shall be entitled to contribution, on equitable principles, from other directors who also are liable. In addition, any director against whom a claim is asserted under or pursuant to this section or who is held liable shall have a right of contribution from the shareholders who knowingly received any dividend, distribution, or payment made contrary to law or the articles, and those shareholders as among themselves also shall be entitled to contribution in proportion to the amounts received by them respectively.

     (F) No action shall be brought by or on behalf of a corporation upon a cause of action arising under division (A)(1) or (2) of this section after two years from the day on which the violation occurs.

     (G) Nothing contained in this section shall preclude a creditor whose claim is unpaid from exercising the rights that that [n1] creditor otherwise would have by law to enforce that creditor’s claim against assets of the corporation paid or distributed to shareholders.

     (H) The failure of a corporation to observe corporate formalities relating to meetings of directors or shareholders in connection with the management of the corporation’s affairs shall not be considered a factor tending to establish that the shareholders have personal liability for corporate obligations.

     Section 8 of Article III of the Company’s Regulations provides as follows:

     Section 8. Indemnification of Directors and Officers. The Company shall indemnify each present and future Director and officer, his heirs, executors and administrators against all costs, expenses (including attorneys’ fees), judgments, and liabilities, reasonably incurred by or imposed on him in connection with or arising out of any claim or any action, suit or proceeding, civil or criminal, in which he may be or become involved by reason of his being or having been a Director or officer of the Company, or of any of its subsidiary companies, or of any other company in which he served or serves as a Director or officer at the request of the Company, irrespective of whether or not he continues to be a Director or an officer at the time he incurs or becomes subjected to such costs, expenses (including attorneys’ fees), judgments, and liabilities; but such indemnification shall not be operative with respect to any matter as to which in any such action, suit or proceeding he shall have been finally adjudged to have been derelict in the performance of his duties as such Director or officer. Such indemnification shall apply when the adjudication in such action, suit or proceeding is otherwise than on the merits and shall also apply when a settlement or compromise is effected, but in such cases indemnification shall be made only if the Board of Directors of the Company, acting at a meeting at which a majority of the quorum of the Board is unaffected by self interest, shall find that such Director or officer has not been derelict in the performance of his duty as such Director or officer with respect to the matter involved, and shall adopt a resolution to that effect and in cases of settlement or compromise shall also approve the same; in cases of settlement or compromise such indemnification shall not include reimbursement of any amounts which by the terms of the settlement or compromise are paid or payable to the Company itself by the Director or officer (or in the case of a Director or officer of a subsidiary or another company in which such Director or officer is serving at the Request of the Company any amounts paid or payable by such Director or officer to such company). If the Board of Directors as herein provided refuses or fails to act or is unable to act due to the self interest of some or all of its members, the Company at its expense shall obtain the opinion of counsel and indemnification shall be had only if it is the opinion of such counsel that the Director or officer has not been derelict in the performance of his duties as such Director or officer with respect to the matter involved.

     The right of indemnification provided for in this section shall not be exclusive of other rights to which any director or officer may be entitled as a matter of law and such rights, if any, shall also inure to the benefit of the heirs, executors or administrators of any such director or officer.

     The Company’s directors, officers and certain other key employees are insured by Directors and Officers Liability insurance policies. The Company pays the premiums for this insurance. The coverage has an annual aggregate liability limit of $150 million. Coverage for individual directors, officers and key employees is provided with no deductible. Coverage for reimbursement to the Company of the indemnification of individual directors, officers and key employees, and for securities actions claims is provided within this limit, subject to a $50 million deductible.

     The form of Underwriting Agreement provides for indemnification of the Company and its directors, officers and certain other persons under certain circumstances described therein by each underwriter participating in an offering of Debt Securities and Warrants.

Item 16. Exhibits.

Exhibit No.			Description
*	(1)	-	Form of Underwriting Agreement (including form of Delayed Delivery Contract).

**	(4)(i)(a)	-	Indenture, dated as of September 28, 1992, between the Company and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, as Trustee.

**	(4)(i)(b)	-	Form of Debt Securities (included in Exhibit (4)(i)(a) at pages 15 through 21).

***	(4)(i)(c)	-	Form of Warrant Agreement (to purchase Debt Securities).

***	(4)(i)(d)	-	Form of Warrant Agreement.

*	(5)	-	Opinion of Joseph A. Stegbauer, Esq., Senior Counsel of the Company, as to the legality of the Debt Securities and Warrants being registered.

****	(12)	-	Statement re Computation of Ratio of Earnings to Fixed Charges.

*	(23)(i)(a)	-	Consent of Deloitte & Touche LLP.

*	(23)(i)(b)	-	Consent of Joseph A. Stegbauer, Esq. is contained in his opinion filed as Exhibit (5).

*	(24)	-	Power of Attorney authorizing signatures and certain actions of the Treasurer and the Chief Financial Officer necessary in the filing of amendments to the registration statement as well as the filing of registration statements for the same offering pursuant to Rule 462(b) under the Securities Act (included in the Signature section of this Registration Statement at pages II-12 through II-14).

*	(25)	-	Statement of Eligibility of J.P. Morgan Trust Company, successor in interest to Bank One Trust Company, National Association, as Trustee, on Form T-1.

*	Previously filed.

**	Incorporated by reference to Registration No. 33-43919 filed on November 13, 1991, as amended by Post-Effective Amendment No. 1 filed September 29, 1992.

***	Incorporated by reference to Registration Statement No. 3-55471 filed on September 14, 1994, as amended by Amendment No. 1 filed on January 5, 1995, and declared effective January 6, 1995.

****	Incorporated by reference to Exhibit (12) of the Company’s Annual Report on Form 10-K for the year ended June 30, 2003 and to the Company’s Form 10-Q for the quarter ended December 31, 2003.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on May 5, 2004.

THE PROCTER & GAMBLE COMPANY

By:	/s/ Clayton C. Daley, Jr.

Clayton C. Daley, Jr.
Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 5, 2004.

Signature	Title
/s/ *	Chairman of the Board, President
and Chief Executive
Alan G. Lafley	(Principal Executive Officer)

/s/ Clayton C. Daley, Jr.	Chief Financial Officer
(Principal Financial Officer)
Clayton C. Daley, Jr.

/s/ *	Comptroller
(Principal Accounting Officer)
John K. Jensen

Signature	Title
/s/ * Norman R. Augustine	Director
/s/ * Bruce L. Byrnes	Director
/s/ * R. Kerry Clark	Director
/s/ * Scott D. Cook	Director
/s/ * Domenico De Sole	Director
/s/ * Joseph T. Gorman	Director
/s/ * Charles R. Lee	Director
/s/ * Lynn M. Martin	Director
/s/ * W. James McNerney, Jr.	Director
/s/ * Johnathan A. Rodgers	Director
/s/ * John F. Smith, Jr.	Director
/s/ * Ralph Snyderman	Director

Signature	Title
/s/ * Robert D. Storey	Director
/s/ * Margaret C. Whitman	Director
/s/ * Ernesto Zedillo	Director
* By: /s/ Clayton C. Daley, Jr. Clayton C. Daley, Jr. as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.			Description
*	(1)	-	Form of Underwriting Agreement (including form of Delayed Delivery Contract).

**	(4)(i)(a)	-	Indenture, dated as of September 28, 1992, between the Company and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, as Trustee.

**	(4)(i)(b)	-	Form of Debt Securities (included in Exhibit (4)(i)(a) at pages 15 through 21).

***	(4)(i)(c)	-	Form of Warrant Agreement (to purchase Debt Securities).

***	(4)(i)(d)	-	Form of Warrant Agreement.

*	(5)	-	Opinion of Joseph A. Stegbauer, Esq., Senior Counsel of the Company, as to the legality of the Debt Securities and Warrants being registered.

****	(12)	-	Statement re Computation of Ratio of Earnings to Fixed Charges.

*	(23)(i)(a)	-	Consent of Deloitte & Touche LLP.

*	(23)(i)(b)	-	Consent of Joseph A. Stegbauer, Esq. is contained in his opinion filed as Exhibit (5).

*	(24)	-	Power of Attorney authorizing signatures and certain actions of the Treasurer and the Chief Financial Officer necessary in the filing of amendments to the registration statement as well as the filing of registration statements for the same offering pursuant to Rule 462(b) under the Securities Act (included in the Signature section of this Registration Statement at pages II-12 through II-14).

*	(25)	-	Statement of Eligibility of J.P. Morgan Trust Company, successor in interest to Bank One Trust Company, National Association, as Trustee, on Form T-1.

*	Previously filed.

**	Incorporated by reference to Registration No. 33-43919 filed on November 13, 1991, as amended by Post-Effective Amendment No. 1 filed September 29, 1992.

***	Incorporated by reference to Registration Statement No. 3-55471 filed on September 14, 1994, as amended by Amendment No. 1 filed on January 5, 1995, and declared effective January 6, 1995.

****	Incorporated by reference to Exhibit (12) of the Company’s Annual Report on Form 10-K for the year ended June 30, 2003 and to the Company’s Form 10-Q for the quarter ended December 31, 2003.